FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended March 31, 2006

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown statistically significant positive results in Phase 1 and 2 clinical trials in the U.S. and is currently in pivotal late stage Phase 2 human testing in the US. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has NXD-2858 and NXD-9062 which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution deals for AlzheimAlert™ with several companies in Europe. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals.

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended March 31, 2006.

On January 23, Nymox reported that the Independent Data Monitoring Committee for the Company’s pivotal trial of NX-1207 for benign prostatic hyperplasia (BPH) had given a positive recommendation based on evaluation of the data in the Company’s current pivotal Phase 2 trial. The Independent Data Monitoring Committee is an arm’s length independent body which has examined unblinded trial results and reached a favorable conclusion, and has recommended continuation of the trial. NX-1207 has completed two earlier Phase 1 and 2 trials where the drug produced on average over 23% prostate shrinkage in 1 month with minimal side effects. Overall there have been no sexual side effects, and a better side effect profile compared to existing drugs. The symptomatic improvement in earlier trials reached 10 points on the BPH Symptom Score, which is far superior to available drugs, and compares to invasive and surgical treatments.

Researchers at the Centers for Disease Control and Prevention (CDC) authored a study in the peer-review literature using NicAlert™ (Journal of Analytical Toxicology November/December, 2005; 29: 814-818). In the CDC study, NicAlert™ measurements correlated well with the far more complex laboratory testing (liquid chromatography-mass spectrometry) used in the CDC laboratory.

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Other independent peer-reviewed studies have also found the technology employed in NicAlert™ to be accurate, rapid and cost-effective. One study, (Cancer Epidemiology, Biomarkers & Prevention 2002; 11: 1123-1125) found that the results obtained using Nymox’s tobacco product exposure test had an “excellent agreement” with state-of-the-art sophisticated laboratory measurements but at a substantially lower cost (over 90% less). Another study, (Nicotine & Tobacco Research 2002; 4: 305-9) found Nymox’s product to be “an inexpensive and rapid method to routinely biochemically confirm smoking status at a clinical visit”.

On January 25, Nymox announced that NicAlert™, the Company’s tobacco exposure test, had achieved certification with the CE Mark. The CE Mark indicates that the product complies with EU safety, environmental, and quality standards and makes the product eligible for sale in the European Union. NicAlert™ previously received clearance from the U.S. Food and Drug Administration for determining smoking status for medical uses in the U.S. Nymox has satisfactorily completed the testing and registration required to obtain CE Marking for the NicAlert™ test. In the same month, Nymox announced that it has entered into an agreement with g-Nostics Ltd in the U.K. for the sale and marketing of Nymox’s NicAlert™. g-Nostics Ltd was founded to commercialize innovative technology in the pharmacogenetic sector.

On February 13, Nymox announced that it has entered into an agreement with Lab21 Limited for the provision of Nymox’s AlzheimAlert™ testing in the U.K. Lab21 provides technically advanced clinical testing services for the pharmaceutical industry and healthcare providers in the U.K. through its extensive, fully accredited laboratory facilities in Cambridge, England.

On January 17, Nymox announced that studies had been successfully completed for the Company’s saliva version of the NicAlert™ test for tobacco exposure. The studies were independently undertaken in general medical settings to assess the accuracy and utility of the saliva test. The Company’s saliva test can be used without instruments and can be performed in minutes using several drops of saliva. The independent research studies were carried out in family practice medical clinics under the supervision of principal investigators, Dr. N. Montalto and Dr. W. Wells. Dr. Montalto is a clinical expert in the field of tobacco use and dependency, and is Professor in the Department of Family Medicine at West Virginia University in Charleston, WV, and Director of the Freedom from Tobacco Use Program in Charleston. Dr. Wells is Principal Investigator and Medical Director of Clinical Research Centers of Tennessee in Lebanon, TN, with expertise in tobacco dependency. The studies clearly showed that the saliva test is easily performed without training, and is accurate, reproducible and highly useful in the general medical setting. On February 17, Nymox announced that the results from the successfully completed clinical studies of the Company’s saliva version of the NicAlert™ test for tobacco exposure was presented at the 12th Annual Meeting of the Society for Research on Nicotine and Tobacco (SRNT) in Orlando, FL. The Society currently has over a thousand members, including many of the top experts on nicotine and tobacco from over 20 countries around the world. The presentation of the NicAlert™ saliva study results was made by Dr. Montalto.

On January 20, Nymox announced that positive results from successful clinical studies of the Company’s AlzheimAlert™ test were presented at the Annual Symposium of the American Medical Directors Association in Dallas. Study results were presented by first author Dr. Ira Goodman of the Orlando Regional Healthcare System. Dr. Goodman was a principal investigator in the reported studies. Dr. Goodman is Chairman of the Department of Neurology of the Orlando Regional Healthcare System, and is Director of the Memory Disorder Clinic and Associate Clinical Professor in the Department of Medicine at the University of Florida School of Medicine. Dr Goodman is also Faculty of Florida State University Medical School, and member of the Research Sub-committee of the Alzheimer’s Disease Initiative of the Department of Elder Affairs of the State of Florida. In addition to data, several specific case histories in the presentation highlighted the usefulness of the AlzheimAlert™ technology. Dr. Goodman’s presentation also included cases where the AlzheimAlert™ accuracy was confirmed by longer clinical follow-up and by brain biopsy.

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We wish to thank our over 4,000 shareholders for their excellent support. Nymox is confident that it will continue to meet its major milestones, and we look forward to the challenges ahead.

/s/ Paul Averback, MD
Paul Averback MD
President

May 15, 2006

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MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

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Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $12.1 million as of December 31, 2005, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Three Months Ended March 31	2006	2005	2004
Total Revenues	$96,009	$101,931	$58,255
Net Loss	$(1,059,246)	$(957,677)	$(963,782)
Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.04)
Total Assets	$4,582,513	$3,676,118	$3,875,755

Quarterly Results	Q1 - 2006	Q4 - 2005	Q3 - 2005	Q2 - 2005
Total Revenues	$96,009	$106,527	$100,757	$117,067
Net Loss	$(1,059,246)	$(821,088)	$(958,464)	$(847,299)
Loss per share (basic & diluted)	$(0.04)	$(0.03)	$(0.04)	$(0.03)
	Q1 - 2005	Q4 - 2004	Q3 - 2004	Q2 - 2004
Total Revenues	$101,931	$78,369	$102,325	$82,999
Net Loss	$(957,677)	$(944,272)	$(695,031)	$(1,142,540)
Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.03)	$(0.05)

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Results of Operations – Q1 2006 compared to Q1 2005

Net losses were $1,059,246, or $0.04 per share, for the quarter ended March 31, 2006, compared to $957,677, or $0.04 per share, for the quarter ended March 31, 2005. The weighted, diluted, average number of common shares outstanding for the quarter ended March 31, 2006 were 26,999,213 compared to 25,630,585 for the same period in 2005.

Revenues

Revenues from sales amounted to $95,259 for the quarter ended March 31, 2006, compared with $101,494 for the quarter ended March 31, 2005. Lower sales of NicAlert and TobacAlert™ (decrease 17%) to a major customer accounted for the decrease in the first quarter of 2006 compared to the same period in 2005. AlzheimAlert sales increased over 500% in the first quarter of 2006 compared to the same period in 2005. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures increased to $703,028 for the quarter ended March 31, 2006, compared with $499,410 for the quarter ended March 31, 2005. Increased expenses relating to moving product candidates through clinical trials explains the increase. In 2006, research tax credits amounted to $1,125 compared to $1,050 in 2005. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures decreased to $52,090 for the quarter ended March 31, 2006, in comparison to expenditures of $66,136 for the quarter ended March 31, 2005. A reduction in travel expenses in the first quarter of 2006 accounts for the decrease. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

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Administrative Expenses

General and administrative expenses amounted to $205,268 for the quarter ended March 31, 2006, compared with $335,083 in the quarter ended March 31, 2005, due to lower expenditures in many areas such as salaries (decrease 38%), shareholder relations (decrease 44%), insurance (decrease 21%), travel (decrease 96%) and professional fees (decrease 63%). The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2006 expenses (70% in 2005) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2006 or 2005.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $19,990 per month.

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$1,041,490	$230,885	$710,653	$99,951
Operating Leases	$39,373	$16,922	$22,139	$313
Total Contractual Obligations	$1,080,863	$247,807	$732,792	$100,264

Results of Operations – Q1 2005 compared to Q1 2004

Net losses were $957,677, or $0.04 per share, for the quarter ended March 31, 2005, compared to $963,782, or $0.04 per share, for the quarter ended March 31, 2004. The weighted, diluted, average number of common shares outstanding for the quarter ended March 31, 2005 were 25,630,586 compared to 24,923,234 for the same period in 2004.

Revenues

Revenues from sales amounted to $101,494 for the quarter ended March 31, 2005, compared with $58,255 for the quarter ended March 31, 2004. Higher sales of NicAlert and TobacAlert™ (increase 101%) accounted for the increase in the first quarter of 2005 compared to the same period in 2004.

Research and Development

Research and development expenditures decreased to $499,410 for the quarter ended March 31, 2005, compared with $526,003 for the quarter ended March 31, 2004. Increased attention devoted to moving product candidates through to clinical trials explains the decrease, resulting in lower expenditures on laboratory supplies and services. In 2005, research tax credits amounted to $1,050 compared to $4,988 in 2004. The decrease is due to a reduction in the expenses admissible for government tax credits.

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Marketing Expenses

Marketing expenditures remained relatively constant at $66,136 for the quarter ended March 31, 2005, in comparison to expenditures of $61,779 for the quarter ended March 31, 2004.

Administrative Expenses

General and administrative expenses amounted to $335,083 for the quarter ended March 31, 2005, compared with $287,573 in the quarter ended March 31, 2004, due to higher shareholder relations costs.

Financial Position

Liquidity and Capital Resources

As of March 31, 2006, cash totaled $1,040,521 and receivables including tax credits totaled $43,810. In October 2005, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing October 21, 2005. As at May 2, 2006, 14 drawings were made under this purchase agreement, for total proceeds of $3,250,000. On November 18, 2005, 49,020 common shares were issued at a price of $2.04 per share. On December 8, 2005, 46,729 common shares were issued at a price of $2.14 per share. On December 14, 2005, 47,847 common shares were issued at a price of $2.09 per share. On January 10, 2006, 50,000 common shares were issued at a price of $2.00 per share. On January 18, 2006, 51,020 common shares were issued at a price of $1.96 per share. On January 24, 2006, 52,083 common shares were issued at a price of $1.92 per share. On February 3, 2006, 51,020 common shares were issued at a price of $1.96 per share. On February 10, 2006, 51,546 common shares were issued at a price of $1.94 per share. On February 16, 2006, 103,093 common shares were issued at a price of $1.94 per share. On March 6, 2006, 52,632 common shares were issued at a price of $1.90 per share. On March 16, 2006, 51,813 common shares were issued at a price of $1.93 per share. On March 27, 2006, 246,914 common shares were issued at a price of $4.05 per share. On April 12, 2006, 188,917 common shares were issued at a price of $3.97 per share. On May 2, 2006, 82,645 common shares were issued at a price of $3.63 per share. The Company can draw down a further $9,750,000 over the remaining 18 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

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Consolidated Financial Statements of (Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Periods ended March 31, 2006, 2005 and 2004

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2006, 2005 and 2004

Financial Statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Balance Sheets
(Unaudited)

March 31, 2006, with comparative figures as at December 31, 2005
(in US dollars)

	March 31, 2006	December 31, 2005
		(Audited)
Assets

Current assets:
Cash	$1,040,521	$151,476
Accounts receivable	39,610	62,721
Research tax credits receivable	4,200	3,075
Inventories	23,586	74,182

	1,107,917	291,454

Long-term security deposit	35,993	35,993
Long-term receivables	70,000	70,000
Property and equipment	10,402	11,463
Patents and intellectual property	3,358,201	3,310,129

	$4,582,513	$3,719,039

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,898,262	$1,704,369
Accrued liabilities	162,847	205,424
Notes payable	500,000	500,000
Deferred lease inducement	9,623	9,576
Deferred revenue	22,907	42,202

	2,593,639	2,461,571

Long-term deferred revenue	8,333	10,000
Deferred lease inducement	32,878	35,331
Non-controlling interest	800,000	800,000

Shareholders' equity:
Share capital (note 2)	41,388,350	39,488,350
Additional paid-in capital (note 2 (b))	630,580	626,525
Deficit	(40,871,267)	(39,702,738)

	1,147,663	412,137
Subsequent events (note 5)

	$4,582,513	$3,719,039

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations
(Unaudited)

Three-month periods ended March 31, 2006, 2005 and 2004
(in US dollars)

	2006	2005	2004
Revenue:
Sales	$95,259	$101,494	$58,255
Interest	750	437	--

	96,009	101,931	58,255

Expenses:
Research and development	703,028	499,410	526,003
Less investment tax credits	(1,125)	(1,050)	(4,988)

	701,903	498,360	521,015
General and administrative	205,268	335,083	287,573
Marketing	52,090	66,136	61,779
Cost of sales	77,061	45,899	39,138
Depreciation and amortization	107,452	102,471	102,587
Interest and bank charges	11,481	11,659	9,945

	1,155,255	1,059,608	1,022,037

Net loss	$(1,059,246)	$(957,677)	$(963,782)

Loss per share (basic and diluted) (note 3)	$(0.04)	$(0.04)	$(0.04)

Weighted average number of common
shares outstanding:
Basic	26,993,111	25,580,716	24,552,373
Plus impact of stock options and warrants	6,102	49,869	370,861

Diluted	26,999,213	25,630,585	24,923,234

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Deficit
(Unaudited)

Three-month periods ended March 31, 2006, 2005 and 2004
(in US dollars)

	2006	2005	2004
Deficit, beginning of period:
As previously reported	$(39,702,738)	$(35,951,268)	$(31,326,826)
Adjustment to reflect change in
accounting policy for employee stock
options (note 1 (b) (i))	--	--	(548,164)
Adjustment to reflect change in accounting
policy for amortization of patents
(note 1 (b) (ii))	--	--	(119,714)

Deficit, restated	(39,702,738)	(35,951,268)	(31,994,704)

Net loss	(1,059,246)	(957,677)	(963,782)

Share issue costs	(109,283)	(27,268)	(69,015)

Deficit, end of period	$(40,871,267)	$(36,936,213)	$(33,027,501)

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flows(Unaudited)

Three-month periods ended March 31, 2006, 2005 and 2004
(in US dollars)

	2006	2005	2004
Cash flows from operating activities:
Net loss	$(1,059,246)	$(957,677)	$(963,782)
Adjustments for:
Depreciation and amortization	107,452	102,471	102,587
Stock-based compensation	4,055	4,055	4,055
Net change in operating assets and liabilities	90,680	222,809	(282,951)

	(857,059)	(628,342)	(1,140,091)

Cash flows from financing activities:
Proceeds from issuance of share capital	1,900,000	525,000	1,204,033
Share issue costs	(109,283)	(27,268)	(69,015)
Repayment of notes payable	--	(100,000)	--

	1,790,717	397,732	1,135,018

Cash flows from investing activities:
Additions to property and equipment,
patents and intellectual property	(44,613)	(135,464)	(222,428)

Net increase (decrease) in cash	889,045	(366,074)	(227,501)

Cash, beginning of period	151,476	529,642	605,603

Cash, end of period	$1,040,521	$163,568	$378,102

Supplemental disclosure to statements of
cash flows:
Interest paid	$8,945	$11,659	$9,945
Acquisition of property and equipment,
patents and intellectual property included
in accounts payable and accrued liabilities	154,463	111,390	--

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2006, 2005 and 2004 (in US dollars)

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer’s disease. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at March 31, 2006 and the unaudited consolidated statements of operations, deficit and cash flows for the three-month periods ended March 31, 2006, 2005 and 2004 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2005. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2005.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies:

(i)	Stock-based compensation:

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) only to stock-based payments to non-employees, employee awards that were direct awards of stock, call for settlement in cash or other assets, and to employee stock appreciation rights; the Corporation applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options is credited to share capital and no compensation cost is recognized.

The CICA has amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $548,164 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

(ii)	Amortization of patents:

The Corporation has amended its method of amortizing patent costs to be consistent with the treatment followed by the Corporation under United States generally accepted accounting principles (“GAAP”). Certain patents were initially amortized by the Corporation commencing in the year of commercialization of the developed products for Canadian GAAP purposes. The Corporation now amortizes all patents over the legal life of the patents from the date the patent is secured. This change has been applied retroactively and has decreased amounts previously reported for patents and intellectual property on the consolidated balance sheet at December 31, 2003 by $119,714 and increased the accumulated deficit at December 31, 2003 by $119,714. The change did not have a material impact on the statements of operations for the periods presented.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003
(in US dollars)

2.	Share capital:

(a)	Share capital transactions during the period were as follows:

	Number	Dollars
Balance, December 31, 2005	26,728,781	$39,488,350
Issued for cash pursuant to common
stock private purchase agreement (i)	710,121	1,900,000

Balance, March 31, 2006	27,438,902	$41,388,350

(i)	Common Stock Private Purchase Agreement:

In October 2005, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The Corporation may terminate the agreement before the 24-month term if it has issued at least $8 million of common shares under the agreement.

In the three-month period ended March 31, 2006, the Corporation issued 710,121 common shares to the Purchaser for aggregate proceeds of $1,900,000 under the agreement. At March 31, 2006, the Corporation can require the Purchaser to purchase up to $10,800,000 of common shares over the remaining 18 months of the agreement.

(b)	Additional paid-in capital:

Changes in additional paid-in capital were as follows:

Balance, December 31, 2005	$626,525
Stock-based compensation	4,055

Balance, March 31, 2006	$630,580

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003
(in US dollars)

3.	Canadian/US reporting differences:

(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	2006	2005	2004
Net loss, Canadian GAAP	$(1,059,246)	$(957,677)	$(963,782)

Adjustments:
Stock-based compensation - options
granted to non-employees (i)	--	(10,285)	(10,285)
Stock-based compensation - options
granted to employees (ii)	--	4,055	4,055

Net loss, U.S. GAAP	$(1,059,246)	$(963,907)	$(970,012)

Loss per share, U.S. GAAP	$(0.04)	$(0.04)	$(0.04)

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	March 31, 2006	December 31, 2005
Shareholders' equity, Canadian GAAP	$1,147,663	$412,137

Adjustments:
Stock-based compensation - options
granted to non-employees (i):
Cumulative compensation expense	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706
Change in reporting currency (ii)	(62,672)	(62,672)

	(10,109)	(10,109)

Shareholders' equity, U.S. GAAP	$1,137,554	$402,028

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003
(in US dollars)

3.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date. Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date. For Canadian GAAP purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

Stock option plan:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares, and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval. Options under the Plan expire ten years after grant and vest either immediately or over periods up to five years.

The following table provides the activity of stock option awards during the quarter and for options outstanding and exercisable at the end of the quarter, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represented the pre-tax intrinsic value based on the Company’s closing stock price at March 31, 2006 of $4.10, which would have been received by option holders had they exercised their options at that date.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003
(in US dollars)

3.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	(continued):

Stock option plan (continued):

	Options outstanding				Non-vested options
	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value
Outstanding, December 31, 2005	1,811,500	$3.86			20,000		$1.62
Expired	(250,000)	3.10			--		--

Outstanding, March 31, 2006	1,561,500	$3.98	5.2	$909,025	20,000		$1.62

Options exercisable	1,541,500	$3.98	5.2	$898,525	N/A	$	N/A

At March 31, 2006, the unrecognized compensation cost related to non-vested awards was $28,385 and the remaining recognition period is 1.75 years. The adoption of the fair value method did not have a material effect on the three-month periods ended March 31, 2005 and 2004 and no proforma disclosures are provided.

(ii)	The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for prior periods has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for periods prior to January 1, 2000 have been translated into US dollars at the ending exchange rate for the respective period and the statement of operations at the average exchange rate for the respective period.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005, 2004 and 2003
(in US dollars)

4.	Segment disclosures:

Geographic segment information is as follows:

	Canada	United States
Revenues:
2006	$16,986	$79,023
2005	3,536	98,395
2004	2,213	56,042

Net loss:
2006	(887,835)	(171,411)
2005	(841,838)	(115,839)
2004	(803,532)	(160,250)

Property and equipment, patents and intellectual property:
March 31, 2006	3,114,403	254,201
December 31, 2005	3,072,345	249,247

5.	Subsequent events:

(a)	On April 12, 2006, the Corporation issued 188,917 common shares pursuant to the Common Stock Private Purchase Agreement for a cash consideration of $750,000.

(b)	On May 2, 2006, the Corporation issued 82,645 common shares pursuant to the Common Stock Private Purchase Agreement for a cash consideration of $300,000.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: May 15, 2006